AD 3/15

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[redacted]

11019935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Republic Securities Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pine Street
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Tateosian 415-296-5810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

55 Second Street, Suite 1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SA 3/22

OATH OR AFFIRMATION

I, David Tateosian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Republic Securities Company., LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature: David Tateosian]
Signature

President
Title

[signature: J. Susman NOTARY PUBLIC]
Notary Public

J. SUSMAN
Commission No. 1923120
NOTARY PUBLIC-CALIFORNIA
NEVADA COUNTY
My Comm. Expires JANUARY 24, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

Index
December 31, 2010

Page(s)

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Republic Securities Company, LLC:

We have audited the accompanying statement of financial condition of First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank, as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the period from July 1, 2010 to December 31, 2010 (Successor Company), and the period from January 1, 2010 to June 30, 2010 (Predecessor Company), that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the period from July 1, 2010 to December 31, 2010 (Successor Company), and the period from January 1, 2010 to June 30, 2010 (Predecessor Company), in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2011

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

STATEMENT OF FINANCIAL CONDITION
December 31, 2010
(in thousands, except share amounts)

		Successor
ASSETS		
Cash and cash equivalents	$	10,855
Commissions receivable		165
Receivable from clearing organization		573
Receivable from Parent - net		464
Prepaid expenses		167
Other receivables - net		2,411
Deposit with clearing broker		100
Intangible assets		11,061
Total assets	$	25,796
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses		1,975
		1,975
MEMBER'S EQUITY:		
Common stock, $0.01 par value - authorized and outstanding 10,000 shares		-
Additional paid-in capital		22,194
Retained earnings		1,627
		23,821
Total liabilities and member's equity	$	25,796

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

STATEMENT OF INCOME
(in thousands)

	Successor Six Months Ended December 31, 2010	Predecessor Six Months Ended June 30, 2010
REVENUE:		
Agency commissions	$ 1,600	$ 1,863
Principal commissions	1,962	1,853
Mutual fund fees	593	526
Money market mutual funds fee	439	402
Funds on deposit with Parent	4,649	3,898
Income from Parent and affiliates	696	447
Other income	148	123
Interest income (net)	119	51
Total revenue	10,206	9,163
EXPENSES:		
Salaries and related benefits	2,969	2,778
Commission and referral payout	1,488	1,540
Occupancy	523	427
Professional fees and advertising	103	160
Clearing fees	1,157	974
Information systems	316	371
Travel expenses and entertainment	167	112
Regulatory fees	76	152
Insurance	137	121
Dues and subscriptions	322	279
Other general and administrative	132	102
Amortization of intangible assets	1,189	-
Total expense	8,579	7,016
NET INCOME	$ 1,627	$ 2,147

See accompanying notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
(in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
		Predecessor		
Balance - January 1, 2010	$ -	$ 7,620	$ 2,630	$ 10,250
Net income	-	-	2,147	2,147
Balance - June 30, 2010	-	7,620	4,777	12,397
		Successor		
Purchase accounting adjustments (Note 2)	-	14,574	(4,777)	9,797
Net income	-	-	1,627	1,627
Balance - December 31, 2010	$ -	$ 22,194	$ 1,627	$ 23,821

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

STATEMENT OF CASH FLOWS
(in thousands)

	Six Months Ended December 31, 2010	Six Months Ended June 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 1,627	$ 2,147
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets	1,189	-
Changes in assets and liabilities:		
Prepaid expenses	(88)	-
Other receivables	(1,384)	74
Receivable from Parent and affiliates, net	(464)	-
Receivable from clearing organizations	205	71
Commissions receivable	50	(94)
Securities sold, not yet purchased	-	(6)
Accounts payable and accrued expenses	(1,652)	(315)
Payable to Parent and affiliates, net	(469)	(496)
Net cash provided by operating activities	(986)	1,381
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(986)	1,381
CASH AND CASH EQUIVALENTS-Beginning of period	11,841	10,460
CASH AND CASH EQUIVALENTS-End of period	$ 10,855	$ 11,841

In connection with the Transaction, the Company recorded purchase accounting adjustments during 2010. These adjustments were recorded as non-cash increases to member's equity. See Note 2.

See accompanying notes to financial statements.

(in thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business — First Republic Securities Company, LLC (the "Company") was formed as a Nevada limited liability company in July 2000 and operated as a wholly owned subsidiary of First Republic Bank ("First Republic"), a Nevada Corporation, until the acquisition of First Republic by Merrill Lynch & Co. Inc ("Merrill Lynch") in September 2007. The Company was a wholly owned subsidiary of Merrill Lynch Bank & Trust Co., FSB ("MLFSB"), a federal stock savings bank, which was a wholly owned subsidiary of Merrill Lynch. On January 1, 2009 the Parent of MLFSB, Merrill Lynch, was acquired by Bank of America Corporation ("Bank of America") through the merger with a wholly owned subsidiary of Bank of America. On November 2, 2009, MLFSB merged with and into Bank of America, N.A. ("BANA"), a national bank and a wholly owned indirect subsidiary of Bank of America. The Company became a subsidiary of BANA.

On October 21, 2009, First Republic entered into an agreement among First Republic, MLFSB and BANA, whereby First Republic agreed to purchase certain assets and assume certain liabilities related to the business operated through BANA's First Republic Bank division and certain of BANA's subsidiaries, including the Company (the "Transaction"). In connection with the Transaction, capital was contributed to First Republic by a number of investors led by existing management and including investment funds managed by Colony Capital, LLC and General Atlantic LLC.

The Transaction closed on July 1, 2010. On July 1, 2010, First Republic replaced BANA as the direct parent and holder of 100% of the common stock of the Company. First Republic acquired the common stock of the Company from BANA at net book value. As a result of the Transaction, during the third quarter of 2010, the Company recorded purchase accounting adjustments with corresponding adjustments to additional paid-in capital.

As a result of the Transaction, the accompanying financial statements are presented to show the financial results of the Company for the period after the Transaction ("Successor Company") (as of and for the six months ended December 31, 2010), and the period before the Transaction ("Predecessor Company").

The Company is a registered member of the Financial Industry Regulatory Authority, Inc. and the Securities and Exchange Commission and is actively engaged in the business of providing broker-dealer services. The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed income securities on an agency or riskless principal basis. The Company is a full disclosure broker dealer and clears all securities transactions though a clearing broker. The Company does not hold customer accounts.

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Company is engaged in a single line of business as a securities broker-dealer.

Revenue Recognition — Revenues and expenses are recorded on a trade-date basis.

Income Taxes — As a single member limited liability company, the Company is not subject to federal and state corporate income taxes on its taxable income. Instead, the net income of the Company is included in the federal and state tax returns of its parent company. The Company does not pay income taxes to its parent company, does not have a tax sharing agreement with its parent company, and management does not have the intention of changing these facts. Thus, the Company has many attributes of a pass-through entity and income taxes are not presented in its financial statements. A pro forma calculation of income tax has been included as part of the notes to the financial statements.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits with original maturities of three months or less.

Deposit With Clearing Broker — The Company maintains a minimum balance of $100 in a deposit account with its clearing broker-dealer. In the event of a substantial change in the nature and extent of the Company's business operations, the clearing broker may request an additional amount be deposited in the deposit account.

Intangible Assets — Intangible assets related to customer relationships are amortized over their useful lives not to exceed ten years. The Company evaluates intangible assets for impairment whenever circumstances indicate that the carrying amount may not be recoverable. If the carrying amount is not recoverable and exceeds fair value, an impairment loss is recognized.

Use of Estimates — The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements, and (c) the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include commissions, bonus, referral fees, and intangible amortization.

2. PURCHASE ACCOUNTING ALLOCATION

Management estimated the fair value of assets and liabilities as of the acquisition date to be equal to their carrying value, with the exception of the establishment of intangible assets and certain other liabilities associated with legal matters. The following table presents the purchase

accounting adjustments to recognize assets and liabilities at their estimated fair values as of July 1, 2010, with the net increase recorded in additional paid-in capital. In addition, the Company's retained earnings as of July 1, 2010 was reclassified to additional paid-in capital.

	Carrying Value as of July 1, 2010	Purchase Accounting Adjustments	Estimated Fair Value as of July 1, 2010
Assets			
Customer relationships	$ -	$ 12,250	$ 12,250
Liabilities and Member's Equity			
Other liabilities	1,643	2,453	4,096
Additional paid-in capital	7,620	14,574	22,194
Retained earnings	4,777	(4,777)	-
Total	$ 14,040	$ 12,250	$ 26,290

3. INTANGIBLE ASSETS

The gross carrying value of intangible assets and accumulated amortization at December 31, 2010, is presented in the following table:

	Gross Carrying Value	Accumulated Amortization
Customer relationship intangibles	$ 12,250	$ 1,189

The following table presents the estimated future amortization of intangible assets as of December 31, 2010:

2011	$ 2,197
2012	1,954
2013	1,711
2014	1,468
2015	1,225

4. RELATED PARTY TRANSACTIONS

Transactions for the six months ended June 30, 2010

The Company has a cash account with First Republic in the amount of $42 as of June 30, 2010.

The Company had a revenue sharing agreement with BANA for the revenue derived from money market mutual fund activities that were directed to BANA. The revenue received by the Company for this money market mutual fund activity was $402 for the six months ended June 30, 2010.

The Company and BANA had an expense-sharing agreement for salaries, rent, and certain general and administrative expenses. Expenses allocated by BANA were paid by the Company.

BANA allocated $1,111 for such expenses for the six months ended June 30, 2010, which were recorded in their respective categories in the Statement of Income.

The Company had a revenue sharing agreement with BANA for the revenue derived from Eagle Bank Sweep, which are client brokerage funds on deposit with Parent. Non invested cash in a client's brokerage account was swept overnight into BANA into an omnibus checking account. BANA allocated $3,898 to the Company for such revenue for the six months ended June 30, 2010.

BANA, First Republic Wealth Advisors ("FRWA"), and First Republic Investment Management, Incorporated ("FRIM") paid the Company management fees related to the training and licensing of their licensed representatives. For the six months ended June 30 2010, this management fee income was $104, $10, and $9 with BANA, FRWA and FRIM, respectively, and is recorded in income from Parent and affiliates in the Statement of Income.

The Company had a revenue sharing agreement with FRWA whereby the Company provides services for certain Registered Investment Advisory accounts. FRWA paid the Company $324 for the six months ended June 30, 2010 and this fee was recorded in income from Parent and affiliates in the Statement of Income.

Transactions for the six months ended December 31, 2010

The Company has a cash account with First Republic in the amount of $9 as of December 31, 2010.

The Company has a revenue sharing agreement with First Republic for the revenue derived from money market mutual fund activities that are directed to First Republic. The revenue received by the Company for this money market mutual fund activity was $439 for the six months ended December 31, 2010.

The Company and First Republic have an expense-sharing agreement for salaries, rent and certain general and administrative expenses. Expenses allocated by First Republic are paid by the Company. First Republic allocated $1,446 for such expenses for the six months ended December 31, 2010, which are recorded in their respective categories in the Statement of Income.

The Company has a revenue sharing with First Republic for the revenue derived from Eagle Bank Sweep, which are client brokerage funds on deposit with Parent. Non-invested cash in a client's brokerage account is swept overnight into First Republic into an omnibus checking account. First Republic allocated $4,649 to the Company for such revenue.

First Republic and FRIM pay the Company management fees related to the training and licensing of their licensed representatives. In 2010, this management fee income was $113 and $23 with First Republic and FRIM, respectively, and is recorded in income from Parent and affiliates in the Statement of Income.

The Company has a revenue sharing agreement with FRIM whereby the Company provides services for certain Registered Investment Advisory accounts. FRIM paid the Company $560 for the six months ended December 31, 2010 and this fee is recorded in income from Parent and affiliates in the Statement of Income.

5. SHARE-BASED COMPENSATION

The Company's employees participated in share-based employee compensation plans sponsored by Merrill Lynch and Bank of America through June 30, 2010. Share-based compensation is provided through awards of restricted stock that is restricted only as to vesting requirements. The

Company applies the fair value method of accounting, using the modified prospective method of transition, in accordance with ASC 718, *Compensation-Stock Compensation*. The Company adjusts compensation costs for estimated forfeitures. The Company recognizes compensation cost in salaries and related benefits expense over the period from the grant date until final vesting. The share-based compensation expense was $168 for the six months ended June 30, 2010.

Beginning on July 1, 2010, the Company's employees participated in First Republic's stock option plan and were granted stock options. Compensation cost is recognized based on the fair value of the options at the date of grant and recognized over the requisite service period. The Company recorded $82 of expense associated with stock options for the six months ended December 31, 2010.

6. COMMITMENTS AND CONTINGENCIES

The Company's customers' transactions are introduced to the Clearing Broker ("Pershing") for execution, clearance, and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligation to Pershing, the Company may be required to reimburse Pershing for losses on these obligations.

The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

From time to time, the Company is named in judicial, arbitration and regulatory matters arising in connection with its business. In accordance with ASC 450, *Contingencies*, the Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it becomes probable a matter will result in a liability and the amount of loss, if any, can be reasonably be estimated. The Company has been named in an arbitration and threatened litigation by customers who purchased shares in an investment fund sponsored by an affiliate of the Company, FRIM. During 2008, the investment fund incurred losses and closed. Such customers are claiming losses in connection with their investments in the fund. The Company believes it has meritorious defenses and intends to defend this matter vigorously. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these matters will not result in any material adverse effect on the Company's financial position, results of operations, and cash flows.

7. INCOME TAXES

The Company is a wholly owned limited liability company and has many attributes of a pass-through entity as described in Note 1. However, if income taxes were presented, pro forma financial statements would have included tax expense of approximately $912 and $692 for the six months ended June 30, 2010 and six months ended December 31, 2010, respectively.

8. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2010, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $9,708 which was $9,575 in excess of its required net capital of $133. The ratio of aggregate indebtedness to net capital is 0.20 to 1 as of December 31, 2010.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing LLC, a Bank of New York Mellon Company.

9. SUBSEQUENT EVENTS

The Company evaluated the effects of subsequent events that have occurred subsequent to the year ended December 31, 2010, and through February 25, 2011, which is the date we issued our financial statements. During this period, there have been no material events that would require recognition in our 2010 financial statements or disclosure in the notes to the financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of First Republic Bank)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010
(in thousands)

NET CAPITAL:	
Total member's equity	$ 23,821
Less nonallowable assets and other deductions or charges:	
Cash with affiliates	9
Receivable from Parent and affiliates	464
Prepaid expenses, other receivables and intangible assets	13,639
Other deductions and/or charges	1
NET CAPITAL	$ 9,708
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 1,975
TOTAL AGGREGATE INDEBTEDNESS	$ 1,975
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Net capital required – greater of $100,000 or 6-2/3% of aggregate indebtedness	$ 133
Net capital in excess of requirements	$ 9,575
Ratio of aggregate indebtedness to net capital	20%

KPMG LLP
Suite 1400
55 Second Street
San Francisco, CA 94105

Board of Directors
First Republic Securities Company, LLC:

In planning and performing our audit of the statement of financial condition of First Republic Securities Company, LLC (the Company), a wholly owned subsidiary of First Republic Bank, as of December 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the period from July 1, 2010 to December 31, 2010 (Successor Company), and the period from January 1, 2010 to June 30, 2010 (Predecessor Company), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

San Francisco, California
February 25, 2011

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of First Republic Bank)

(SEC Identification No. 8-52973)

Financial Statements and Supplemental Schedules
as of December 31, 2010 and for the six months ended June 30, 2010
and six months ended December 31, 2010, and Independent Auditors'
Report and Supplemental Report on Internal Control

**Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT**